Exhibit 99.74

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700-205 5 Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Penn West Energy Trust

We consent to the use of our audit report dated February 27, 2006 on the consolidated balance sheets of Penn West Energy Trust (and subsidiaries) as at December 31, 2005 and 2004, and the consolidated statements of income, accumulated earnings and cash flows for the years then ended and our audit report dated February 27, 2006 on the related supplemental note entitled, “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”, which are included herein.

Calgary, Canada

June 2, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative